Filed by Lawson Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Lawson Holdings, Inc.
Commission File No.:  333-129862

Lawson Software	Intentia
Terry Blake	Niklas Björkqvist
Media	General Counsel
+1-651-767-4766	Telephone:	+46-8-5552 5249
terry.blake@lawson.com	Fax:	+46-8-5552 5999
	Cell phone:	+46-733-27 5249
niklas.bjorkqvist@intentia.se

Lawson Software	Intentia
Barbara Doyle	Micaela Sjökvist
Investor Relations	Investor Relations
+1-651-767-4385	Telephone:	+46 8 5552 5000
barbara.doyle@lawson.com	Cell phone:	+46 70 698 6646
micaela.sjokvist@intentia.se

LAWSON STOCKHOLDERS APPROVE MERGER WITH INTENTIA;

EXCHANGE OFFER SCHEDULED TO EXPIRE ON APRIL 24, 2006

ST. PAUL, Minn., April 17, 2006 – Lawson Software (Nasdaq: LWSN) announced today that its stockholders overwhelmingly approved matters relating to the proposed combination of Lawson with Intentia International AB (XSSE:  INT B) at its Stockholders Meeting held today at the company’s headquarters in St. Paul. The holders of 74.5 percent of the outstanding Lawson Software shares voted in favor of the combination with Intentia.

Lawson stockholders approved the issuance of approximately 81 million shares of Lawson common stock to be exchanged for all of Intentia’s Series A and Series B shares, as well as all outstanding warrants to purchase Series B shares, upon completion of the exchange offer.

The exchange offer for the Intentia shares and warrants is currently in progress, and will expire at 5:00 p.m. Central European Time on April 24, 2006. Completion of the exchange offer is

-more-

subject to the condition that 90 percent of each class of Intentia shares accept the offer and other conditions.

Lawson and Intentia expect that their combination will be completed on or before the amended termination date of April 30, 2006.

About Lawson Software

Lawson Software provides business application software and consulting services to services organizations in the healthcare, retail, government and education, banking and insurance and other markets. Lawson’s software suites include enterprise performance management, distribution, financials, human capital management, procurement, retail operations and service process optimization. With headquarters in St. Paul, Minn., Lawson has offices and affiliates serving North and South America, Europe, and Africa. Lawson Software and Lawson are registered trademarks of Lawson Software, Inc. All rights reserved.

About Intentia

Intentia is the only global enterprise solutions provider 100% dedicated to bringing software applications and consulting services to companies whose core processes involve manufacturing, distribution and maintenance—what we call the “make, move and maintain” market.

100% of our resources are committed to this market.

100% of our software is designed for this market.

100% of our experience is in serving this market.

Intentia was founded in 1984 and serves over 3,000 customer sites in some 40 countries around the world. Our business solutions currently comprise enterprise management, supplier relationship management, customer relationship management, supply chain management, value chain collaboration, enterprise performance management and workplace management.

Intentia is a public company traded on the Stockholm Stock Exchange (XSSE) under the symbol INT B. Visit Intentia’s Web site at www.intentia.com

Forward-Looking Statements

This press release contains forward-looking statements that contain risks and uncertainties. These forward-looking statements contain statements of intent, belief or current expectations of Lawson and its management, and Intentia and its management. Such forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements. The companies are not obligated to update forward-looking statements based on circumstances or events that occur in the future. Risks and uncertainties that may cause such differences include but are not limited to:  uncertainties in Lawson’s ability to realize synergies and revenue opportunities anticipated from the Intentia International acquisition; uncertainties in the software industry; global military conflicts; terrorist attacks in the United States, and any future events in response to these developments; changes in conditions in the company’s targeted service industries; increased competition and other risk factors listed in the company’s most recent

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Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission and as included in Lawson Holding’s Form S-4 Proxy Statement/Prospectus filed with the Commission.

Additional Information and Where to Find It

Lawson has filed a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. On or about March 22, 2006, the proxy statement/prospectus was mailed to the stockholders of Lawson and Intentia security holders who are U.S. persons. The security holders of Lawson and Intentia are urged to read the proxy statement/prospectus and other relevant materials because they contain important information about the offer. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement, which was also filed as part of the Form S-4 submission filed with the SEC. This document is available free of charge by contacting the SEC or Lawson as indicated above.

# # #

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LAWSON

It's Time.

Lawson Stockholders Meeting

April 17, 2006

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Agenda

LAWSON It's Time.
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intentia the intelligent choice

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Recent Performance

LAWSON
It's Time.
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intentia
the intelligent choice

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Share Price – 4 Years

LWSN Daily
Dec 2001
$15
$10
$5
June 2005

LAWSON It's Time.
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Focus on Execution

LAWSON It's Time.
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Revenue

Trailing Four Quarter Total Revenue
($ Millions)
$350
$325
$300
$335
$340
$346
$351
Q4 2005
Q1 2006
Q2 2006
Q3 2006

LAWSON
It's Time.
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the intelligent choice

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Operating Profitability

Trailing Four Quarter GAAP Operating Income
($ Millions)
$30
$20
$10
$0
$4
$7
$22
$30
Q4 2005
Q1 2006
Q2 2006
Q3 2006

LAWSON It's Time.
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Share Price – Past 12 Months

3/31/06
April 2006
June 2005
7
6
5

LAWSON
It's Time.
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the intelligent choice

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Overview of Acquisition

LAWSON
It's Time.
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the intelligent choice

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Lawson and Intentia

LAWSON

Enterprise Applications for Service-Oriented Industries

Primarily North America

NEW LAWSON

Rich Capability

Enterprise Scope

Applications for the Global Market

INTENTIA

Enterprise Applications for Manufacturing, Distribution and Maintenance Industries

Primarily Europe and Asia-Pacific

LAWSON It's Time.
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intentia the intelligent choice

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Transaction Summary

Closing Conditions

- Lawson stockholder approval
- 90% Intentia shares tendered
- Customary SEC regulatory approvals
- Other terms & conditions as specified

LAWSON It's Time.
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intentia the intelligent choice

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Consolidating Market

2001 - 2004:

Oracle SAP
Mapics Baan
PeopleSoft JD Edwards
intentia
LAWSON

2006:

Oracle SAP
LAWSON

LAWSON It's Time.
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Competing for Share

Large, Global Accounts
Mid-sized Accounts
Small Accounts
SAP & Oracle
~~JD Edwards, PeopleSoft,~~
~~Baan, Infinium, Mapics~~
SSAG, QAD, Infor,
intentia
LAWSON
Microsoft, Sage, Epicor & others

LAWSON It's Time.
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Market and Product Priorities

- Cross sell:
  - EAM/HR/BI
- Manufacturing & Distribution in US

- Lawson traditional
- Intentia traditional

Initial Focus

LAWSON
It's Time.
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the intelligent choice

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Market and Product Priorities

- Cross sell:
  - EAM/HR/BI
- Manufacturing & Distribution in US

- Lawson traditional
- Intentia traditional

- Global EPM/BI for all strategic verticals
- Global HCM
  - Talent management
  - Workforce mgmt for all strategic verticals

Initial Focus
Next Steps

LAWSON It's Time.
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Market and Product Priorities

- Cross sell:
  - EAM/HR/BI
- Manufacturing & Distribution in US

- Lawson traditional
- Intentia traditional

- Global EPM/BI for all strategic verticals
- Global HCM
  - Talent management
  - Workforce mgmt for all strategic verticals

- Expand Market Potential in Strategic Verticals:
  - Healthcare business operations
  - Retail store operations

Initial Focus
Next Steps
Future

LAWSON It's Time.
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Summary

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Old Lawson → LAWSON

LAWSON It's Time.
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Summary – our game plan

LAWSON It's Time.
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[LOGO]

Lawson Stockholders Meeting
April 17, 2006

[GRAPHIC]

Harry Debes

President and Chief Executive Officer

Lawson Software, Inc.

Forward-looking statements

This presentation contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Lawson’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors section of Lawson Software’s most recently filed Form10-Q and Form S-4/Proxy Statement/Prospectus.  Lawson Software and Intentia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this presentation.

[GRAPHIC]

[LOGO]	[LOGO]

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Where to find additional information

Lawson Software has filed a registration statement on Form S-4 containing a proxy statement/ prospectus in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia.  The security holders of Lawson and Intentia are urged to read the proxy statement/ prospectus and other relevant materials because they contain important information about the offer. Investors and security holders may obtain free copies of these documents and other documents filed with the U.S. Securities and Exchange Commission (SEC) at the SEC’s website at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Lawson at www.lawson.com or on the merger website at www.intentia.lawson.com.

Lawson, Intentia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson and Intentia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction are included in the joint proxy statement/prospectus of Lawson and Intentia described above. These documents are available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Lawson as described above.

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Agenda

•                  Welcome

•                  A Look Back: Recent Performance

•                  A Look Ahead: Overview of Acquisition

•                  Summary

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Recent Performance

[GRAPHIC]

4

Share Price – 4 Years

[CHART]

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Focus on Execution

•                  Improve product quality

•                  Improve sales execution

•                  Manage expenses

•                  Expand global sourcing

•                  Upgrade infrastructure

•                  Establish performance culture

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Revenue

Trailing Four Quarter Total Revenue

($ Millions)

[CHART]

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Operating Profitability

Trailing Four Quarter GAAP Operating Income

($ Millions)

[CHART]

8

Share Price – Past 12 Months

[CHART]

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Overview of Acquisition

[GRAPHIC]

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Lawson and Intentia

LAWSON	NEW LAWSON	INTENTIA

Enterprise Applications for Service-Oriented Industries Primarily North America	Rich Capability Enterprise Scope Applications for the Global Market	Enterprise Applications for Manufacturing, Distribution and Maintenance Industries Primarily Europe and Asia-Pacific

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Transaction Summary

	• Value:	Approx. USD 607 million
	• Transaction costs	Approx. USD 11 million
Transaction	• Terms:	All Stock
Highlights	• Exchange Ratio:	0.4519 share of Lawson for each Intentia series B share 0.5061 share of Lawson for each Intentia A share
	• Ownership:	Approx. 57% Lawson holders Approx. 43% Intentia holders

• Lawson stockholder approval
Closing	• 90% Intentia shares tendered
Conditions	• Customary SEC regulatory approvals
• Other terms & conditions as specified

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Why This Merger Makes Sense

Increase market opportunity	• Expanded addressable market of USD 5.6 billion in software licenses • Mid-market leadership • Vertical market expertise spanning multiple sectors • Expanded geographic footprint

Build scale and market leadership	• Create the largest provider of enterprise applications dedicated to serving the mid-market • Combined revenues of approx MUSD 750 • More than 4,000 unique customers worldwide

Broaden product offering	• Broad portfolio addressing ERP, EPM, SCM, EAM, and CRM application categories

Platform for growth and synergies	• Strong balance sheet • Revenue synergies and cost reductions • Strong foundation for growth

*“Midsize ERP Vendors Fend Off Newcomers”, Forrester Research, April 7, 2005.

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Consolidating Market

2001 - 2004:	2006:

[LOGO]	[LOGO]

•      Size matters – scale, global reach

•      Broad product portfolio

•      Customers want viable choices

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Competing for Share

[GRAPHIC]

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Market and Product Priorities

•      Cross sell:

•      EAM/HR/BI

•      Manufacturing & Distribution in US

•      Lawson traditional

•      Intentia traditional

Initial Focus

[GRAPHIC]

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Market and Product Priorities

•	Cross sell:	•	Global EPM/BI for all strategic verticals

• EAM/HR/BI

•	Manufacturing & Distribution in US	•	Global HCM

			•	Talent management

•	Lawson traditional		•	Workforce mgmt for all strategic verticals

•	Intentia traditional
Next Steps
Initial Focus

[GRAPHIC]

17

Market and Product Priorities

•	Cross sell:	•	Global EPM/BI for all strategic verticals		•	Expand Market Potential in Strategic Verticals:

	• EAM/HR/BI					•	Healthcare business operations

•	Manufacturing & Distribution in US	•	Global HCM			•	Retail store operations

			•	Talent management

•	Lawson traditional		•	Workforce mgmt for all strategic verticals

•	Intentia traditional						Future
Next Steps
Initial Focus

[GRAPHIC]

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New License Revenue Opportunities

Current Combined	12 months	3 Yrs - Cumulative

Base revenues Base business growth at projected industry rates	3% - 5% CAGR

Cross-Sell (1)	$1 - $2 million

Manufacturing Americas (2)	$5 - $8 million	~ $60 million

Human Capital Mgmt Worldwide (3)		~ $40 million

TOTAL:	~ $6 - $10 million	~ $100 million
New License Revenue Potential

(1)         Existing Lawson and Intentia products to existing customers

(2)         Greater penetration of existing Intentia products into US market

(3)         Existing and new Lawson HCM into existing and new EMEA/APAC markets

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Summary

[GRAPHIC]

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Summary - first 12 months post close

•                  Integration costs of $25 - 30 million

•                  Incremental license revenues $6 - 10 million

•                  Cost synergies of $15 - 18 million

•                  Achieve Non-GAAP operating margin of ~15% in 4th quarter after close of transaction

•                  Transaction turns accretive in 4th quarter after close

•                  Impact of U.S. GAAP and Purchase Accounting method in yr 1

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Old Lawson           [LOGO]

Revenue	~$350 million	~$750 million

	95% US	45% EMEA, 45% US, 10% Asia Pacific

Customers	2,000	4,000

Employees	1,400	3,600

Countries	10	40

Languages	5	20

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Timeline

• March 17	US SEC declares S-4 Effective

• March 24	Registration of Swedish prospectus

• March 27	Offer/acceptance period begins

• April 17	Lawson stockholder approval

• April 24, 5pm CET	Offer/acceptance period ends

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Summary – our game plan

1. Continued Execution - increasingly profitable and predictable

2. Complete merger & integration and realize synergies

3. Grow – organic as well as targeted future acquisitions

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[LOGO]

Thank You for coming today!

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Lawson has filed a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus has been mailed to the stockholders of Lawson and Intentia security holders being U.S. persons. The security holders of Lawson and Intentia are urged to read the proxy statement/prospectus and other relevant materials because they will contain important information about the offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com. Lawson has also prepared a Swedish prospectus that will be submitted for registration by the Swedish Financial Supervisory Authority.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement, which was also filed as part of the Form S-4 submission filed with the SEC. This document is available free of charge by contacting the SEC or Lawson as indicated above.